Nightstar Therapeutics plc

10 Midford Place, 2nd Floor

London W1T 5BJ United Kingdom

September 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nightstar Therapeutics plc
Registration Statement on Form F-1
File No. 333-227520
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nightstar Therapeutics plc hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-227520), as amended, so that it may become effective at 5:00 p.m. Eastern time on September 27, 2018, or as soon thereafter as practicable.

[The remainder of this page is intentionally left blank.]

Very truly yours,

Nightstar Therapeutics plc

By:	/s/ Bryan Yoon
Name: Title:	Bryan Yoon General Counsel and Secretary

[Signature Page to Acceleration Request]